UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 2)

DECIPHERA PHARMACEUTICALS, INC.

(Name of Subject Company)

TOPAZ MERGER SUB, INC.

a wholly owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Gyo Sagara

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan

Telephone: +81-6-6263-5670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jason T. Simon

Tricia Branker

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1000

McLean, VA 22102

Telephone: (703) 749-1300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Topaz Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent”) and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the Offer to Purchase dated May 13, 2024 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS	1 THROUGH 9; AND ITEM 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1.	The information set forth in Section 17—“Certain Conditions to the Offer” of the Offer to Purchase, is hereby amended and supplemented by replacing the last paragraph of that section as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived to the extent permitted by law by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals). Notwithstanding the foregoing, upon discovery of an Offer Condition that gives rise to a right to terminate the Offer by Parent or Purchaser, Parent and Purchaser will undertake to promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer. All Offer Conditions must be satisfied or waived as of the Expiration Date. If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

2.	The section reference under the subsection titled “Offer Conditions” set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended as follows:

“The Offer Conditions are described in Section 17—“Certain Conditions to the Offer.””

3.

The information set forth in the second paragraph of Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by deleting the existing last sentence of such paragraph and deleting the existing second to last sentence of such paragraph and replacing it with the following:

“Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or other reports filed with the SEC.”

4. The information set forth in the Summary Term Sheet—“Will you have the financial resources to make payment” of the Offer to Purchase is hereby amended by deleting the existing paragraph and replacing it with the following:

“Yes, we will have sufficient resources available to us. We estimate that we will need approximately $2.4 billion to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding equity awards as described herein), and to pay related transaction fees and expenses at the Merger Closing. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. Parent expects to fund the Offer and the Merger from available cash on hand together with the proceeds of one or more debt financings which Parent has received commitments for. Neither the Offer nor the Merger is conditioned upon Parent’s or Purchaser’s ability to finance or fund the purchase of the Shares pursuant to the Offer or to consummate the Merger.

In any event, Parent has sufficient cash on hand and available cash and cash equivalents to provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing without financing.

See Section 9—“Source and Amount of Funds.””

5. The information set forth in Section 9—“Source and Amount of Funds” of the Offer to Purchase is hereby amended by deleting the second full paragraph and replacing it with the following:

“Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $2.4 billion. Parent will provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Parent expects to fund the Offer and the Merger from available cash on hand together with the proceeds of one or more debt financings. Parent currently expects that the debt financing will be provided pursuant to the Sumitomo Loan and the MUFG Loan, each as defined and described below. In addition, Parent is party to a debt commitment letter, dated as of April 29, 2024 (the “Debt Commitment Letter”), with Bank of America, National Association (“Bank of America”), pursuant to which Bank of America committed to provide, subject solely to the conditions precedent that are expressly set forth in the “Initial Conditions Precedent” section of the term sheet exhibit to the Debt Commitment Letter (the “Specified Conditions”), to Purchaser debt financing to partially finance the transactions contemplated by the Merger Agreement and pay related fees and expenses. The terms of the Debt Commitment Letter are summarized below; however, Parent expects to obtain the debt financing pursuant to the Sumitomo Loan and MUFG Loan instead of the Debt Commitment Letter, as Parent believes the terms of such loans to be more favorable than the loan contemplated by the Debt Commitment Letter.

In any event, Parent has sufficient cash on hand and available cash and cash equivalents to provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing without financing.

Pursuant to the terms of the Merger Agreement, each of Parent and Purchaser agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. The existence of the potential alternative financing under the Sumitomo Loan and MUFG Loan does not limit or otherwise change these obligations of Parent and Purchaser under the Merger Agreement. If Parent, Merger Sub or any of their respective Affiliates receives any notice or communication, whether oral or written, from any party that has committed to provide or arrange any debt financing contemplated by the Merger Agreement (a “Debt Financing Source”) or other person party to the Debt Commitment Letter, that one or more Debt Financing Sources or other persons party to the Debt Commitment Letter plans to, intends to or will make any portion of the Debt Financing unavailable, or if any portion of the debt financing becomes unavailable on the terms and conditions (including any flex provisions applicable thereto) contemplated in the Debt Commitment Letter, Parent and Purchaser must (and must cause their affiliates to) use their reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount that, when taken together with other available cash on hand, would be sufficient to make the required payments or such unavailable portion thereof on terms and conditions that are not less favorable to Parent and Purchaser than as contemplated by the Debt Commitment Letter (including, to the extent required by the related “market flex” provisions).

Sumitomo Loan

Pursuant to the Special Overdraft Agreement, dated as of April 10, 2024 (the “Sumitomo Special Overdraft Agreement”), by and between Parent and Sumitomo Mitsui Banking Corporation (“Sumitomo”) and the Loan Application Form, dated as of May 17, 2024 (the “Loan Application” and, collectively with the Sumitomo Special Overdraft Agreement, the “Sumitomo Loan Documents”), by and between Parent and Sumitomo, Sumitomo has committed to provide up to JPY 300,000,000,000, or approximately US$1.9 billion to Parent, subject to the terms and conditions set forth in the Sumitomo Loan Documents. Parent expects to receive JPY 75,000,000,000, or approximately US$477.6 million, on May 31, 2024 (the “Sumitomo Loan”), to partially finance the transactions contemplated by the Merger Agreement and pay related fees and expenses.

Interest Rates. The Sumitomo Loan will bear an annual interest rate reasonably determined by Sumitomo as the offered rate for interbank yen money lending transactions in the Tokyo interbank market for the period corresponding to the term of each such loan on the date two (2) business days prior to the desired execution date of each loan plus the Spread. Under the Sumitomo Loan Documents, the “Spread” equals 0.125% per annum.

Due Date. The commitment of the Sumitomo Loan of JPY 300,000,000,000 will expire on October 24, 2024. The maturity date of each loan funded under this commitment will be any business day specified by Parent in the application form up to the 12-month anniversary of the funding date. The loan of JPY 75,000,000,000 under this commitment will be rolled over until September 30, 2024.

Prepayments. Parent may repay all or part of the principal of the Sumitomo Loan prior to the due date only with the prior consent of Sumitomo.

Conditions Precedent. The availability of the Sumitomo Loan is subject to, among other things:

•	that the representations and warranties of Parent set forth in the Sumitomo Special Overdraft Agreement are true and accurate.

•	Parent has not violated any of the terms and conditions of the Sumitomo Special Overdraft Agreement, and there is no risk of such violation occurring on or after the date of the requested execution.

•	Approval by Parent’s board of directors of the Transactions.

Representations and Warranties. The Sumitomo Loan Documents contain customary representations and warranties, including related to organization, authority and no conflict.

Governing Law. The Sumitomo Loan Documents shall be governed by the laws of Japan.

The foregoing summary of certain provisions of the Sumitomo Loan Documents does not purport to be complete and is qualified in its entirety by reference to the full text of the Sumitomo Loan Documents, a copy of which has been filed as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference.

MUFG Loan

Parent expects to execute an Overdraft (Dedicated Account) Agreement (the “MUFG Overdraft Agreement”) and a Special Covenant Form (the “MUFG Special Covenant”, and, collectively with the MUFG Overdraft Agreement, the “MUFG Loan Documents”) with MUFG Bank, Ltd. (“MUFG”) to partially finance the transactions contemplated by the Merger Agreement and pay related fees and expenses. Under the MUFG Loan Documents, MUFG will commit to provide up to JPY 75,000,000,000, or approximately US$477.6 million, to Parent (the “MUFG Loan”).

Interest Rates and Interest Period. The MUFG Loan will bear base interest at the rate published by the JBA TIBOR (the Tokyo Interbank Offered Rate) management organization. The MUFG Loan’s applicable interest rate is the base interest rate plus 0.200% per annum as of two banking business days prior to the drawdown date or the interest rate review date, and will be calculated on a pro-rata basis over 360 days per year. The interest period will be one month, and the applicable interest rate will be reviewed each month. Interest rates on overdrafts will be calculated in a manner prescribed by MUFG.

Prepayments. Parent will not be permitted to make any unscheduled deposit or prepayment of the MUFG Loan. However, if, due to unavoidable circumstances, Parent agrees to make an unsettled installment or prepayment, Parent will be required to pay, in addition to interest up to the date of prepayment, a liquidation fee immediately upon request by MUFG.

The foregoing summary of certain provisions of the MUFG Loan Documents does not purport to be complete and is qualified in its entirety by reference to the full text of the MUFG Loan Documents, a copy of which has been filed as Exhibit (b)(2) to the Schedule TO and which is incorporated herein by reference.

ITEM 12.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(b)(1)	Sumitomo Special Overdraft Agreement

(b)(2)	MUFG Overdraft (Dedicated Account) Agreement

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2024	Topaz Merger Sub, Inc.

	By:	/s/ Masayuki Tanigawa
Name: Masayuki Tanigawa
Title: President

Ono Pharmaceutical Co., Ltd.

	By:	/s/ Toichi Takino
Name: Toichi Takino, Ph.D.
Title: Representative Director, President and Chief Operating Officer